UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 333-122785

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sony Mobile Communications (USA), Inc.

3333 Piedmont Rd., NE, Suite 600

Atlanta, GA 30305

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Note A - Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan) (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (1) Schedule H, line 4a – Schedule of Delinquent Contributions, and (2) Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, GA

July 1, 2013

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Statements of Net Assets Available for Benefits

December 31,	2012		2011
Assets

Investments at fair value:
American Funds EuroPacific Growth Fund	$7,925,028	*	$7,827,621	*
JPMCB Equity Index-CF	8,589,517	*	8,152,598	*
Wells Fargo Advantage Small Cap Value Fund	6,482,840	*	6,939,582	*
SEI Stable Asset Fund	—		8,197,367	*
Morgan Stanley Mid Cap Growth Fund	6,682,707	*	7,421,559	*
JP Morgan Large Cap Growth Fund	3,441,051	*	—
New York Life Anchor Account	8,045,167	*	—
JP Morgan Investment Self-Directed Accounts:
Employer securities	2,502,256		2,908,577
Other	1,889,083		1,691,877
PIMCO Total Return Fund	6,043,602	*	5,752,307	*
Allianz Dividend Value Fund	3,895,020	*	4,280,873	*
America Funds Growth Fund of America	—		3,707,122	*
Blackrock Lifepath: 2025-M	1,967,883		2,238,610
Blackrock Lifepath: 2020-M	974,729		881,008
Blackrock Lifepath: 2030-M	2,247,398		2,006,651
Blackrock Lifepath: 2040-M	1,624,945		1,199,375
Blackrock Lifepath: 2015-M	805,824		733,171
Blackrock Lifepath: 2045-M	1,548,238		1,057,890
Blackrock Lifepath: 2050-M	367,256		397,356
Blackrock Lifepath: 2035-M	2,726,215		2,278,332
Blackrock Lifepath: Retirement-M	459,386		384,031

Total investments	68,218,145		68,055,907

Receivables:
Contributions receivable	—		214,157
Notes receivable from participants	345,883		309,811

Total receivables	345,883		523,968
Net assets available for benefits at fair value	68,564,028		68,579,875
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(112,643)		37,986

Net assets available for benefits	$68,451,385		$68,617,861

*	Denotes investments that represent 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2012

Year ended December 31,	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,249,049
Dividends	1,153,921

Total investment income	7,402,970
Interest on notes receivable from participants	15,400

Contributions:
Participants	1,928,016
Employer	2,091,474
Participant rollovers	257,178

Total contributions	4,276,668

Total additions	11,695,038

Deductions from net assets attributed to:
Benefits paid to participants	(11,783,874)
Administrative expenses	(77,640)

Total deductions	(11,861,514)

Net decrease	(166,476)

Net assets available for benefits, beginning of year	68,617,861

Net assets available for benefits, end of year	$68,451,385

See accompanying notes to financial statements.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

1. Description of the Plan

The following description of the Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”) as amended.

Eligibility

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan upon the first day of hire and are automatically enrolled in the Plan at a 5% deferral rate.

Contributions

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3.5% (under age 40), 4.0% (age 40 to less than age 50), 7.0% (age 50 to less than age 55) or 10.0% (age 55 and above) of a Participant’s eligible pay, whether or not the employee contributes to the Plan. The Company also matches 100% of contributions up to 3%, and 50% of contributions between 3% and 5%. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. Rollover contributions from other qualified benefit plans are accepted by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan. All employee and employer contributions are 100% vested immediately. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions, Company contributions, Company matching contributions and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

2. Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company adopted ASU 2011-04 and it did not have an impact on the Plan’s net assets available for benefits and changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The New York Life Anchor Account is a fully benefit-responsive investment contract. As such, the Statements of Net Assets Available for Benefits presents the New York Life Anchor Account at fair value, based on information provided by the trustee regarding the underlying investments, as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

Forfeitures

At December 31, 2012 and 2011, forfeited accounts totaled $59,149 and $39,181, respectively. These accounts shall be used to reduce company matching contributions. During 2012, no forfeitures were used.

Expenses of the plan

A majority of the costs and expenses of the Plan and its administration, including fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid out of the fund or account involved in such purchase or sale. Participants are responsible for their own brokerage fees and loan fees. Annual fund and recordkeeping fees are paid by the participants.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes receivable from participants

Notes receivable from participants may be granted to participants in an amount not to exceed 50% of the Participant’s contribution account. The maximum loan amount is $50,000 minus the Participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. A participant is allowed only one outstanding loan at any time. If a Participant misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the Participant. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2012, interest rates ranged from 4.25% to 8.75%. Notes receivable from participants are considered a directed investment of Participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the Participant’s current investment direction. Notes receivable from participants are valued at unpaid principal plus accrued but unpaid interest, which approximates fair value.

The Plan classifies all notes receivable from participants with no payments received for 6 months as in default. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statements of changes in net assets available for benefits. During 2012, there were no deemed distributions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance. In-service distributions and hardship withdrawals are available to participants in accordance with the provisions of the Plan. Payments are generally made in cash.

At December 31, 2012, there were no benefit claims which had been processed and approved for payment but not yet paid. For financial statement purposes, benefit payments are recorded when paid.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

3. Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies and commingled funds. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. The Plan also provides options for investment in self-directed accounts. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

4. Termination priorities

The Company reserves the right, by action of the Board of Directors, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants’ accounts and all assets held under the Plan will be held for distribution to the Participants.

5. Investments

The net appreciation in fair value of investments for the year ended December 31, 2012 was as follows:

Mutual Funds	$3,284,847
Common and Commingled Funds	2,788,898
Self Directed Brokerage	175,304

$6,249,049

6. Fair Value Measurements

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

The Plan’s investments include mutual funds, which invest in various types of investment securities and in various companies within various markets. The Plan’s investments in mutual funds are stated at fair value and are valued daily at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Common and Collective Investment Funds

These investments (“CCF”) are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCF is classified within Level 2 of the valuation hierarchy because of the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Units of a CCF may generally be purchased and redeemed daily on each business day the CCF is open, subject to acceptance by the trustee. Market timing or excessive and abusive trading are not permitted in the CCF. Units in the CCF are not transferable, are not subject to assignment or alienation by any plan participant, may not be pledged as collateral security for any debt of a plan or plan participant and may not be made subject to any claim of any creditor of any plan or plan participant. The Plan is permitted to redeem investment units at NAV on the measurement date. The CCF may participate in securities lending.

The objective of the JP Morgan Equity Index Fund is to seek investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor’s 500 Composite Stock Price Index. The objective of the Blackrock LifePath Portfolios is to seek to provide income and moderate long-term growth of capital. Portfolios are comprised of a mix of stocks, bonds, commodities and cash and gradually become more conservative as the target year approaches. There are no unfunded commitments for these funds nor any redemption restrictions.

Included in the CCF is a stable value fund that is a pooled account with New York Life. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The New York Anchor Account’s objective is to seek to preserve principal and maintain a stable crediting rate that is responsive to changes in interest rates.

As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract.

Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. The interest crediting rate may be reset not more frequently than daily and not less frequently than quarterly. The interest crediting rate reflects the book yield on the separate account, adjusted to reflect amortization of any realized gains and losses.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) total or partial Plan termination; (b) changes to the Plan’s prohibition on competing investment options; (c) mergers; (d) spin-offs; (e) lay-offs; (f) early retirement incentive programs; (g) sales or closings of all or part of a participating plan sponsor’s operations; (h) bankruptcy; (i) receivership; or (j) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields:
Based on actual earnings	2.38%

Employer Securities

Prior to 2008, certain plan investments consisted of common stock shares of LM Ericsson Telephone Company, a related party of Sony Ericsson Mobile Communications (USA), Inc., the Plan Sponsor. Effective December 31, 2007, the Ericsson Stock Fund was terminated as an alternative under the Plan, and all remaining amounts invested were transferred to the respective Participant’s Self-Directed Accounts. Investments are valued daily at the closing price reported on the active market on which the individual securities are traded.

Self-Directed Brokerage Accounts (SDBA)

SDBA accounts include investments in cash and cash equivalents, common stock, preferred stock, and registered investment companies and are classified as Level 1 and 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value measurement at the reporting date.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

The Plan did not have any significant transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2012. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

December 31, 2012	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced funds	$10,377,860	$—	$—	$10,377,860
Growth funds	18,048,786	—	—	18,048,786
Fixed income funds	6,043,602	—	—	6,043,602

Total mutual funds	34,470,248	—	—	34,470,248

Common and Collective Investment Funds:
JPMCB Equity Index Fund	—	8,589,517	—	8,589,517
New York Life Anchor Account	—	8,045,167	—	8,045,215
Blackrock Lifepath: 2025-M	—	1,967,883	—	1,967,883
Blackrock Lifepath: 2020-M	—	974,729	—	974,729
Blackrock Lifepath: 2030-M	—	2,247,398	—	2,247,398
Blackrock Lifepath: 2040-M	—	1,624,945	—	1,624,945
Blackrock Lifepath: 2015-M	—	805,824	—	805,824
Blackrock Lifepath: 2045-M	—	1,548,238	—	1,548,238
Blackrock Lifepath: 2050-M	—	367,256	—	367,256
Blackrock Lifepath: 2035-M	—	2,726,215	—	2,726,215
Blackrock Lifepath: Retirement-M	—	459,386	—	459,386

Total common and collective investment funds	—	29,356,558	—	29,356,558

Self Directed Brokerage Accounts:
Employer Securities	2,502,256	—	—	2,502,256
Common stocks	974,101	—	—	974,101
Interest bearing cash	—	762,612	—	762,612
Registered investment companies	74,515	—	—	74,515
Other	—	77,855	—	77,855

Total self directed brokerage accounts	3,550,872	840,467	—	4,391,339

Total investments at fair value	$38,021,120	$30,197,025	$—	$68,218,145

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced funds	$11,220,455	$—	$—	$11,220,455
Growth funds	18,956,302	—	—	18,956,302
Fixed income funds	5,752,307	—	—	5,752,307

Total mutual funds	35,929,064	—	—	35,929,064

Common and Collective Investment Funds:
JPMCB Equity Index Fund	—	8,152,598	—	8,152,598
SEI Stable Asset Fund	—	8,197,367	—	8,197,367
Blackrock Lifepath: 2025-M	—	2,238,610	—	2,238,610
Blackrock Lifepath: 2020-M	—	881,008	—	881,008
Blackrock Lifepath: 2030-M	—	2,006,651	—	2,006,651
Blackrock Lifepath: 2040-M	—	1,199,375	—	1,199,375
Blackrock Lifepath: 2015-M	—	733,171	—	733,171
Blackrock Lifepath: 2045-M	—	1,057,890	—	1,057,890
Blackrock Lifepath: 2050-M	—	397,356	—	397,356
Blackrock Lifepath: 2035-M	—	2,278,332	—	2,278,332
Blackrock Lifepath: Retirement-M	—	384,031	—	384,031

Total common and collective investment funds	—	27,526,389	—	27,526,389

Self Directed Brokerage Accounts:
Employer Securities	2,908,577	—	—	2,908,577
Common stocks	975,258	—	—	975,258
Interest bearing cash	—	562,088	—	562,088
Registered investment companies	99,266	—	—	99,266
Other	—	55,265	—	55,265

Total self directed brokerage accounts	3,983,101	617,353	—	4,600,454

Total investments at fair value	$39,912,165	$28,143,742	$—	$68,055,907

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

7. Party-in-Interest Transactions

Certain plan investments are managed by JP Morgan Chase Bank and its affiliates. These institutions are currently serving as trustee and recordkeeper to the Plan and, therefore, these investments qualify as party-in-interest transactions.

As of December 31, 2012 and 2011, the Plan held 247,748 and 287,125 shares, respectively, of Ericsson common stock, which Participants invested under the JP Morgan Self Directed Brokerage Accounts. Fair value is $2,502,256 and $2,908,577 as of December 31, 2012 and 2011, respectively.

8. Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service (the “IRS”) on May 23, 2012. The determination letter expires on January 31, 2016. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. The Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. Liquidation of Stable Value Fund

In November 2011 and March 2012, respectively, the Trustee of the SEI Stable Asset Fund entered into agreements with two of the wrap contract providers to liquidate their respective portfolios and terminate the wrap contracts. The Trust liquidated the respective portfolios and received more than full book value from each of the respective portfolios.

On May 1, 2012, the Board of the Directors of the Trustee authorized the termination of the Trust. On this same date, investor communications announcing the Trust’s termination were distributed. Prior to this date, all of the Trust’s securities were liquidated and the proceeds thereof were invested into money market investments held by the Trust. Additionally, the following service providers were terminated – Dwight Asset Management and all remaining wrap providers. Proceeds were invested in the New York Life Anchor Account in September 2012. See Note 5 for discussion of the New York Life Anchor Account.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Notes to Financial Statements

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

As of December 31,	2012	2011
Net assets available for benefits per the financial statements	$68,451,385	$68,617,861

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	112,643	(37,986)

Net assets available for benefits per the Form 5500	$68,564,028	$68,579,875

The following is a reconciliation of the net decrease per the financial statements to the Form 5500:

Year ended December 31,	2012
Net decrease in net assets available for benefits per the financial statements	($166,476)

Adjustment from contract value to fair value for fully Benefit-responsive investment contracts:
2012	112,643
2011	37,986

Net decrease in net assets available for benefits per the Form 5500	($15,847)

10. Non-Exempt Transactions

During the Plan year December 31, 2011, employee withholdings and loan repayments totaling $538,164 were not remitted to the trust within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company remitted the withholdings in 2011 and will remit lost earnings to the Plan in 2013.

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Supplemental Schedules

Schedule H, line 4a - Schedule of Delinquent Contributions - December 31, 2012

EIN:56-2268745
Plan Number: 001

Total that constitute Nonexempt Prohibited Transactions

Year	Participant contributions and loan repayments transferred to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2011	Employee elective deferral contributions	$521,641
2011	Participant loan repayments	$16,523

Sony Mobile 401(k) and Savings Plan (formerly Sony Ericsson 401(k) and Savings Plan)

Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2012

		EIN:56-2268745
		Plan Number: 001

(b) Name and Issuer, borrower, lessor or similar party	(c) Description of Investment	(e) Current Value
Mutual Funds:
American Funds	EuroPacific Growth Fund	7,925,028
Wells Fargo	Small Cap Value Fund	6,482,840
Morgan Stanley	Mid Cap Growth Fund	6,682,707
PIMCO	Total Return Fund	6,043,602
Allianz Funds	Dividend Value Fund	3,895,020
JP Morgan **	Large Cap Growth Fund	3,441,051

		34,470,248

Common and Commingled Investment Funds:
New York Life	Anchor Account	8,045,167
JP Morgan **	Equity Index Fund	8,589,517
Blackrock Mutual Funds	Lifepath: 2025-M	1,967,883
Blackrock Mutual Funds	Lifepath: 2020-M	974,729
Blackrock Mutual Funds	Lifepath: 2030-M	2,247,398
Blackrock Mutual Funds	Lifepath: 2040-M	1,624,945
Blackrock Mutual Funds	Lifepath: 2015-M	805,824
Blackrock Mutual Funds	Lifepath: 2045-M	1,548,238
Blackrock Mutual Funds	Lifepath: 2050-M	367,256
Blackrock Mutual Funds	Lifepath: 2035-M	2,726,215
Blackrock Mutual Funds	Lifepath: Retirement-M	459,386

		29,356,558
Self-directed brokerage accounts:
Employer Securities **	Ericsson Stock	2,502,256
JP Morgan **	Self-directed Accounts	1,889,083

Participant loans**	Interest rates between 4.25% and 8.75%	345,883

Total Investments per Form 5500		$68,564,028

**	Indicates a party-in-interest.

Note: Cost (Column d) is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Sony Ericsson 401(k) and Savings Plan

Date: July 1, 2013	By:	/s/ Lee Hill
Lee Hill
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Public Accounting Firm